Exhibit 99.1

Central GoldTrust

Tuesday October 25, 2011

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations for the nine months ended September 30, 2011.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	September 30	December 31
	2011	2010
Net assets:
Gold at market	$989,547,840	861,425,828
Cash and short-term deposits	13,508,009	16,388,542
Prepaid expenses and other	154,094	91,399
	1,003,209,943	877,905,769
Accrued liabilities	(551,032)	(819,113)
Net assets representing Unitholders’ equity	$1,002,658,911	877,086,656

Represented by:
Capital
Units issued: 16,648,000	$572,667,949	572,667,949
Retained earnings
inclusive of unrealized appreciation of holdings	429,990,962	304,418,707
	$1,002,658,911	877,086,656

Net asset value per Unit	$60.23	52.68
Exchange rate: U.S. $1.00 = Cdn.	$1.0389	0.9946
Net asset value per Unit
expressed in Canadian dollars	$62.57	52.40

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $69.0 million or 7.4% during the three months ended September 30, 2011, to a total of $1,002.7 million.  This increase was attributable to the 7.6% increase in the price of gold during the period.

Net assets increased by $125.6 million or 14.3% during the nine months ended September 30, 2011 as a result of the 14.9% increase in the price of gold during the period.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3 Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196 Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2011	2010	2011	2010
Income:
Interest	$31,456	13,985	$9,904	10,672
Change in unrealized appreciation of holdings	128,085,959	95,909,013	69,878,690	38,511,478
Total income	128,117,415	95,922,998	69,888,594	38,522,150
Expenses:
Administration fees	1,403,369	917,030	506,020	391,721
Safekeeping fees and bank charges	764,363	405,589	287,366	178,081
Auditors’ fees	92,756	63,745	30,041	18,348
Trustees’ fees and expenses	78,347	51,689	34,928	16,983
Legal fees	61,311	92,006	25,936	25,805
Stock exchange fees	44,493	34,658	14,831	11,553
Unitholder information	41,698	41,569	4,374	5,893
Regulatory filing fees	34,859	32,940	11,311	11,978
Registrar and transfer agent fees	23,048	11,764	13,747	4,427
Miscellaneous	257	754	23	18
Foreign currency exchange loss	659	1,969	-	-
Total expenses	2,545,160	1,653,713	928,577	664,807
Net income
inclusive of the change in unrealized appreciation of holdings	$125,572,255	94,269,285	$68,960,017	37,857,343
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$7.54	7.24	$4.14	2.27

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended September 30, 2011 was $69.0 million ($4.14 per Unit) compared to $37.9 million ($2.27 per Unit) for the comparative period in 2010.  For the nine months ended September 30, 2011, the net income (inclusive of the change in unrealized appreciation of holdings) was $125.6 million ($7.54 per Unit) compared to $94.3 million ($7.24 per Unit) for the same period in 2010.  Virtually all of the reported net income for the three and nine month periods was a result of the change in unrealized appreciation of gold holdings of 7.6% and 14.9% respectively, which is not distributable income.  Interest income currently forms a nominal portion of the Trust’s income.  Certain expenses, such as administration fees and safekeeping fees, have varied in relation to net asset levels.  Administration fees, which are scaled, are calculated monthly based on net assets at each month-end, increased by $114,299 and $486,339 respectively, during the three and nine month periods ended September 30, 2011 as compared to the similar periods in 2010.  The increase in administration fees was a direct result of the higher level of net assets under administration.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three month periods ended September 30, 2011 and 2010 remained unchanged at 0.09%.   The expense ratio for the nine-month periods ended September 30, 2011 and 2010 remained unchanged at 0.27%.  For the twelve month period ended September 30, 2011, the expense ratio was 0.35% compared to 0.36% for the twelve month period ended September 30, 2010.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At September 30, 2011, the Units of Central GoldTrust were 98.7% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

Central GoldTrust has filed their Annual Report on Form 40-F with the United States Securities Exchange Commission, which includes the financial statements for the year ended December 31, 2010.  A copy of the Form 40-F is available on Central GoldTrust’s website at www.gold-trust.com. Unitholders may request a printed copy of the complete audited financial statements, free of charge, by email to info@gold-trust.com or by regular mail to Central GoldTrust, P.O. Box 10106, Ancaster, Ontario L9K 1P3, and are also available electronically at www.sedar.com.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).